03035690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1992

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ____________

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions).

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

DECEMBER 31, 1992 AND 1991

C O N T E N T S

SMITH, DUKES & BUCKALEW, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

ONE MAISON BUILDING

3800 AIRPORT BOULEVARD

MOBILE, ALABAMA 36608

GEORGE R. HARRIS, JR.
GILBERT F. DUKES, JR.
YUELL B. BUSEY
G. TIMOTHY GASTON
J. WILBERT JORDAN, JR.
KERRY L. WEATHERFORD
E. LAMAR REEVES
KEVIN M. RITTELMEYER
APRIL B. BOUDREAUX
MARY M. GILMORE

MAILING ADDRESS
P. O. BOX 160427
MOBILE, ALABAMA
36616
TELEPHONE (251) 343-1200
FAX: (251) 344-0966

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
the United Security Bancshares, Inc.
Employee Stock Ownership Plan
(with 401(k) provisions)

We have audited the accompanying statements of net assets available for benefits of United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 1992 and 1991, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1992 and 1991, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Dukes & Buckalew, L.L.P.

Mobile, Alabama
October 1, 2003

FINANCIAL STATEMENTS

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEIFTS
December 31, 1992 and 1991

ASSETS	1992	1991
Receivables:		
Employer contributions:		
Matching	$ 6,136	$ 270
Discretionary	12,547	
Restorative	210,000	
Participant contributions	8,276	
Accrued interest and dividends	3,917	7,983
	240,876	8,253
Investments, at fair value:		
Common stock - 1,284 shares United Security Bancshares, Inc.	50,076	
Certificates of deposits	166,678	157,877
U.S. Government Securities	202,729	244,980
Mutual funds	260,585	
	680,068	402,857
Cash - money market fund	200,955	274,160
Total assets	1,121,899	685,270
LIABILITIES		
Bank overdraft	2,906	
Overpayment of employer matching contribution	2,323	441
Benefits payable to former participants	1,484	
Total liabilities	6,713	441
Net assets available for plan benefits	$ 1,115,186	$ 684,829

The Notes to Financial Statements are an integral part of these statements.

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIOP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 1992 and 1991

	1992	1991
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income (loss):		
Net appreciation in fair value of investments	$ 15,556	$ 11,221
Interest	31,562	63,868
Dividends	10,298	
Loss on investment in insurance contract		(223,010)
	57,416	(147,921)
Contributions:		
Participants	104,198	88,769
Employer:		
Matching	73,685	57,326
Discretionary	12,547	
Restorative	210,000	
	400,430	146,095
Total additions	457,846	(1,826)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefits paid to participants	23,843	6,213
Life insurance policy premiums	3,646	3,654
Total deductions	27,489	9,867
Net increase (decrease)	430,357	(11,693)
Net assets available for plan benefits:		
Beginning of year	684,829	696,522
End of year	$ 1,115,186	$ 684,829

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared on an accrual basis.

Investment valuation

Plan investments are reported at fair market value. The change in the estimated value of the investments is recorded in the Statement of Changes in Net Assets Available for Benefits.

Description of Plan

The following description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all regular employees of United Security Bank (the Company). Effective January 1, 1991, the Plan is a stock bonus plan containing Section 401(k) features under Section 401(a) of the Internal Revenue Code. The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Each employee will become eligible for participation in the Plan on the first day of the month following his initial date of service. A Participant is generally entitled to share in allocations of employer contributions only for a Plan year in which he is credited with at least 1,000 hours of service and in which he was an employee on December 31 of the Plan year. A Participant shall also share in the allocations of employer contributions for the Plan year of his retirement, death or disability.

Description of Plan (continued)

Contributions

The Company may make three types of contributions:

1. Employer Discretionary Matching Contribution – made on behalf of each Participant up to a maximum of one hundred percent (100%) of the Participant's Salary Reduction Contribution, provided, however, that the maximum Employer Matching Contribution shall be based on a Participant's Salary Reduction Contribution of up to 5% of such Participant's Compensation.

2. Employer Discretionary Basic Contribution which shall be determined at the sole discretion of the Board of Directors.

3. Employer Discretionary Optional Contributions, which shall be determined at the sole discretion of the Board of Directors.

Plan participants may make Salary Reduction Contributions from 1% to 15% of the Participant's compensation. Participants may also make voluntary contributions which may not, in the aggregate, exceed 10% of aggregate earnings for the period of time of active plan participation.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings.

Allocations of Company Basic and Optional Contributions are based on participants' compensation. Company Matching contributions are allocated based on participants' Salary Reduction Contributions. A participant must be employed by the Company on December 31 of the Plan year, and must be credited with 1,000 hours of service during the Plan year in order to receive an allocation of Employer Contributions.

Allocations of Plan earnings are based on participant earnings and account balances, as defined in the Plan document.

The benefit to which a participant is entitled is the benefit which can be provided from the participant's account.

Each participant has investment authority over funds in his account, and is able to diversify his account among four different funds with varying levels of risk – Money Market fund, Equity fund, Fixed Income fund and Employer Stock fund.

Description of Plan (continued)

Vesting

Participants are fully vested at all times in their contributions, as well as employer contributions made on their behalf.

Payment of Benefits

Upon termination of service, participants are paid the vested portion of their accounts.

Plan Amendment

On June 15, 1993, the Plan adopted Amendment Number One as a condition to the issuance of an Internal Revenue Service Favorable Determination Letter dated June 9, 1993. The Amendment related primarily to additions, deletions and revisions of various definitions contained in the Plan document. Participants should refer to the Plan Amendment for further details.

Administrative Expenses

Significant administrative expenses of the Plan are absorbed by the employer.

Certain administrative functions are performed by officers or employees of the Company or its subsidiary. No such officer or employee receives compensation from the Plan.

Income Tax Status

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

Plan Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, the accounts of all participants affected by the termination will become nonforfeitable as of the date of termination.

Investments

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent five percent or more of the Plan's net assets are separately identified.

	FAIR VALUE OF INVESTMENTS			
	December 31, 1992		December 31, 1991	
	Number of Shares or Principal Amount	Fair Value	Number of Shares or Principal Amount	Fair Value
Investments at Fair Value as Determined by Quoted Market Price:				
U.S. Government Securities		$ 202,729		$ 244,980
Certificate of Deposit, United Security Bank		166,678		157,877
Mutual funds				
First Priority Fixed Income Fund	21,124	217,370		
Other	4,100	43,215		
		629,992		402,857
Investments at Estimated Fair Value:				
Common stock, United Security Bancshares, Inc.	1,284	50,076		-0-
Total investments at fair value		$ 680,068		$ 402,857

Investments (continued)

The Plan's investments (including investments bought, sold, and held during the year) appreciated by $15,556 and $11,221 in 1992 and 1991, respectively, as follows:

NET CHANGE IN FAIR VALUE

	Year Ended December 31, 1992	1991
Investments at Fair Value as Determined by Quoted Market Price:		
U.S. Government Securities	($ 3,209)	$ 11,221
Mutual funds	5,229	-0-
Investments at Estimated Fair Value:		
Common stock, United Security Bancshares, Inc.	13,536	-0-
Net Change in Fair Value	$ 15,556	$ 11,221

Related Party Transactions

At December 31, 1992, the Plan had a certificate of deposit with United Security Bank totaling $166,678. United Security Bancshares, Inc., the Plan sponsor, is a bank holding company which controls United Security Bank. At December 31, 1991, the Bank held the Plan's money market account in the amount of $274,160 and a $157,877 certificate of deposit.

During 1992, the Plan purchased 1,284 shares of Company stock at a cost of $36,540.

Investment in Insurance Contract

On December 23, 1991, Inter-American Insurance Company of Illinois was placed into liquidation for reason of insolvency. The trustees were informed by legal counsel that there could be no assurance that the Plan would ever recover funds, in whole or in part, attributable to investments held by Inter-American Insurance Company. Therefore, in 1991, the carrying value of such investments was written down to zero to reflect the fair market value.

The Company, United Security Bank, in its Board of Directors meeting on January 21, 1992, adopted a resolution guaranteeing to the Plan and its successors the value of the investment. The value has been calculated as $222,547, which represents the sum of the investment fair value as of the date of insolvency, plus interest accrued at the average rate of the Bank's super now accounts through December 31, 1992.

Investment in Insurance Contract (continued)

During July 1992, the Company accrued restorative payments of $210,000. These funds were wired to the Plan's custodian, First Alabama Bank on August 18, 1993. The amount is shown as restorative payments receivable in the Plan's financial statements at December 31, 1992.

The Company confirmed that it intends to fully restore the value of the investment by making a discretionary contribution of $12,547 in 1993. This amount is also reflected as receivable in the Plan's financial statements at December 31, 1992.

SUPPLEMENTAL SCHEDULES

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1992

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Cost (d)	Current Value (e)
	United Security Bank	Certificate of Deposit, due 11/15/93, 4.45%	$ 166,678	$ 166,678
	First Alabama Bank	41,630 GNMA gtd. pass thru CTF pool #157353 9%, due 7/15/16	41,948	44,336
	First Alabama Bank	16,482 GNMA gtd. pass thru CTF pool #220905 9%, due 1/15/18	17,895	17,553
	First Alabama Bank	105,076 GNMA gtd. pass thru CTF pool #230006 9%, due 8/15/17	104,607	111,906
	First Alabama Bank	26,821 GNMA gtd. pass thru CTF pool #229245 9.5%, due 8/15/17	26,889	28,934
	First Alabama Bank	21,124 First Priority Fixed Income Fund	214,965	217,370
	First Alabama Bank	4,100 First Priority Equity Fund	40,550	43,215
	United Security Bancshares, Inc.	1,284 shares United Security Bancshares, Inc.	36,540	50,076
			$ 650,072	$ 680,068

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-d SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 1992

Identity of Party Involved (a)	Description of Asset (b)	Purchase Price (c)	Selling Price (d)	Lease Rental (e)
First Alabama Bank	First Alabama Bank Time Deposit Fund	$ 1,149,586	N/A	N/A
First Alabama Bank	First Alabama Bank Time Deposit Fund	948,631	$ 948,631	N/A
First Alabama Bank	22,093 units First Priority Fixed Income Fund	224,802	N/A	N/A
First Alabama Bank	967 units First Priority Fixed Income Fund	9,842	10,000	N/A
First Alabama Bank	4,102 units First Priority Equity Fund	40,550	N/A	N/A
United Security Bancshares, Inc.	1,284 shares United Security Bancshares, Inc.	36,540	N/A	N/A

Expenses Incurred with Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (i)
-0-	$ 1,149,586	$ 1,149,586	N/A
-0-	948,631	948,631	-0-
-0-	224,807	224,807	N/A
-0-	9,842	10,000	158
-0-	40,550	40,550	N/A
-0-	36,540	36,540	N/A

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2003.

Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions):

By: /s/ Larry M. Sellers
Larry M. Sellers
Vice President, Secretary and Treasurer of United Security Bancshares, Inc.

Exhibit Index

Exhibit 23	Consent of Independent Accountants

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the registration statement of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) on Form S-8 (No. 333-27285) of our report dated October 1, 2003, relating to the financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), which appears in this Form 11-K.

Smith Dukes & Buckalew, L.L.P.

SMITH, DUKES & BUCKALEW, LLP

Mobile, Alabama
October 1, 2003